FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

VCG HOLDING CORP

(Exact Name of Registrant as Specified in Its Charter)

Colorado	84-1157022
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

390 Union Blvd, Suite 540 Lakewood, Colorado	80228
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $.0001 per share	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

Item 1. Description of Registrant’s Securities to be Registered.

This statement relates to the registration of the shares of common stock, par value $.0001 per share, of VCG Holding Corp., a Colorado corporation (the “Company”), on the American Stock Exchange (“AMEX”). Such shares are presently registered on the NASD OTC Bulletin Board (“OTCBB”). Upon the commencement of trading of the common stock on the AMEX, the Company intends to withdraw its registration of the common stock on the OTCBB. The Company’s common stock will be quoted on the AMEX under the symbol “PTT.”

Our authorized capital stock consists of 50,000,000 shares of common stock, $.0001 par value per share, and 1,000,000 shares of preferred stock, $.0001 par value per share. As of the date of this Form 8-A, 8,026,559 shares of common stock were outstanding, and no shares of preferred stock were outstanding. Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote. Since our common stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all our directors and the holders of the remaining shares would not be able to elect any directors. In the event of a voluntary or involuntary liquidation of our company, all shareholders are entitled to a pro rata distribution of our assets remaining after payment of claims of creditors and liquidation preferences of any preferred stock. Holders of our common stock have no preemptive, conversion, redemption or sinking fund rights. Subject to the rights of holders of any series of preferred stock, the holders of our common stock are entitled to receive dividends, when, as and if declared by our Board, out of funds legally available for such purposes.

Item 2. Exhibits

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 9, 2004	VCG HOLDING CORP

	By:	/s/Donald W Prosser
Name: Donald W Prosser Title: Director, Chief Financial and Accounting Officer